Filed pursuant to Rule 424(b)(3)
Registration No. 333-164641

PROSPECTUS SUPPLEMENT No. 1
(to Prospectus dated April 22, 2010)

PENINSULA GAMING, LLC
PENINSULA GAMING CORP.

Offer to Exchange

$240,000,000
8⅜% Senior Secured Notes due 2015

and

$305,000,000
10¾% Senior Unsecured Notes due 2017

Included in this Prospectus Supplement are those sections of our Reports on Form 8-K, filed on May 13, 2010, relating to our unaudited financial and other data for the first quarter ended March 31, 2010.

This Prospectus Supplement supplements the information previously provided in the Prospectus, dated April 22, 2010 (including any amendments or supplements thereto, the “Prospectus”), with respect to our offer to exchange our new registered 8⅜% Senior Secured Notes due 2015 for all of our outstanding unregistered 8⅜% Senior Secured Notes due 2015 and our new registered 10¾% Senior Unsecured Notes due 2017 for all of our outstanding unregistered 10¾% Senior Unsecured Notes due 2017.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

For a discussion of factors that you should consider before you participate in the exchange offer, see “Risk Factors” beginning on page 11 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 13, 2010.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	S-ii
RECENT DEVELOPMENTS	S-1

S-i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement includes “forward-looking statements.” These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.  These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “would,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “likely,” “continue” and similar terms and phrases, including references to assumptions. These forward-looking statements generally relate to our strategies, plans and objectives for future operations and are based upon management's current beliefs or estimates of future results or trends. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, they are inherently subject to risks, uncertainties and assumptions. Accordingly, there can be no assurance that such plans, intentions or expectations will be achieved or that any trends noted in this Prospectus Supplement or in the Prospectus will continue. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. You should read this Prospectus Supplement and the Prospectus completely and with the understanding that actual future results may be materially different from what we expect. We do not plan to update forward-looking statements even though our situation may change in the future.

Specific factors that might cause actual results to differ from our expectations, might cause us to modify our plans or objectives, may affect our ability to pay timely amounts due under the exchange notes and/or may affect the value of the exchange notes, include, but are not limited to:

•
the availability and adequacy of our cash flows to satisfy our obligations, including payment obligations under the exchange notes and the PGL Credit Facility (as defined in the Prospectus) and additional funds required to support capital improvements and developments;

•	economic, competitive, demographic, business and other conditions in our local and regional markets;

•
actions taken or omitted to be taken by third parties, including customers, suppliers, competitors, members and shareholders, as well as legislative, regulatory, judicial and other governmental authorities;

•
changes in business strategy, capital improvements, development plans, including those due to environmental remediation concerns, or changes in personnel or their compensation, including federal, state and local minimum wage requirements;

•	the loss of any license or permit, including the failure to obtain an unconditional renewal of a required gaming license on a timely basis;

•
the loss of the ability of Diamond Jo, LLC, a Delaware limited liability company, or Diamond Jo Worth, LLC, a Delaware limited liability company, to conduct its gaming operations in the event the electorates in Dubuque County and Worth County, respectively, do not vote to continue gaming in Dubuque County and Worth County, Iowa, respectively;

•
the termination of our operating agreement with the Dubuque Racing Association and/or the Worth County Development Authority or the failure of either such organization to continue as our “qualified sponsoring organization;”

•	the loss or temporary closure of our facilities due to casualty, weather, mechanical failure or any extended or extraordinary repairs, maintenance or inspection that may be required;

•	changes in federal or state tax obligations;

•
potential exposure to environmental liabilities, changes or developments in the laws, regulations or taxes in the gaming or horse racing industry or a decline in the public acceptance of gaming or horse racing and other unforeseen difficulties associated with our operations;

•
adverse circumstances, changes, developments or events relating to or resulting from our ownership and control of Diamond Jo, LLC, a Delaware limited liability company, The Old Evangeline Downs, L.L.C., a Louisiana limited liability company, Diamond Jo Worth, LLC, a Delaware limited liability company, and Belle of Orleans, L.L.C., a Louisiana limited liability company; and

•	other factors discussed in our filings with the SEC.

S-ii

RECENT DEVELOPMENTS

On May 13, 2010 Peninsula Gaming, LLC (the “Company”) announced financial results for the first quarter ended March 31, 2010.  The Company is the parent of (i) Diamond Jo, LLC (“DJL”), which owns and operates the Diamond Jo Casino in Dubuque, Iowa, (ii) Diamond Jo Worth, LLC (“DJW”), which owns and operates the Diamond Jo Casino in Worth County, Iowa, (iii) The Old Evangeline Downs, L.L.C. (“EVD”), which owns and operates the Evangeline Downs Racetrack and Casino in Opelousas, Louisiana and four off-track betting parlors in Louisiana, and (iv) Belle of Orleans, L.L.C. (“ABC”), which owns and operates the Amelia Belle Casino in Amelia, Louisiana.

($ in thousands)	Three months ended March 31,
	2010	2009	% change
Total net revenues	$78,001	$71,970	8.4%

Consolidated Adjusted EBITDA (1)	$24,950	$22,506	10.9%

Income from operations	$16,081	$14,541	10.6%

Net income	$1,765	$3,799	-53.5%

($ in thousands)	Net Revenues
	Three months ended March 31,
	2010	2009	% change
Diamond Jo Dubuque	$17,272	$19,733	-12.5%

Diamond Jo Worth	$21,185	$20,065	5.6%

Evangeline Downs	$27,376	$32,172	-14.9%

Amelia Belle	$12,168	$-	NM

Total	$78,001	$71,970	8.4%

($ in thousands)	Adjusted EBITDA(1) by Property
	Three months ended March 31,
	2010	2009	% change
Diamond Jo Dubuque	$5,912	$6,536	-9.5%
Margin	34.2%	33.1%	+110	bp

Diamond Jo Worth	$8,843	$7,800	13.4%
Margin	41.7%	38.9%	+280	bp

Evangeline Downs	$7,912	$9,785	-19.1%
Margin	28.9%	30.4%	-150	bp

Amelia Belle	$3,842	$-	NM
Margin	31.6%	NM	NM

Total Consolidated Property Adjusted EBITDA (1)	$26,509	$24,121	9.9%
Margin	34.0%	33.5%	+50	bp

(1)
See “Non-GAAP Financial Measures” for a definition of Adjusted EBITDA, Consolidated Adjusted EBITDA and Consolidated Property Adjusted EBITDA and more information relating to such non-GAAP financial measures.

“Overall, the difficult operating environment that we have seen over the past few quarters continued in the first quarter of 2010,” said Brent Stevens, Chief Executive Officer of the Company.  "At Evangeline Downs, we experienced declines that once again reflected the weak economy in the central and south Louisiana markets.  Both of our Iowa properties were impacted by a significant amount of snowfall during the first quarter of 2010.  In addition, our Diamond Jo Dubuque property saw a decline in revenue due to increased competition from the prior-year quarter; however, we were pleased to once again see margin growth at the facility – a testament to our management team’s performance in the face of these challenges.  Our Diamond Jo Worth property performed to expectations on the top line while we saw sizable margin gains due once again to prudent operating improvement initiatives.  And at our newest property, the Amelia Belle Casino, revenue was affected in the quarter by disruptions caused by the renovation of our casino floor, which was substantially complete by the end of the quarter, as well as the weak market conditions cited previously.  We continue to believe that the remainder of 2010 will be a difficult operating environment, but our strategy remains the same – concentrating on optimizing our current operations and looking to grow the company in a rational and prudent manner.”

First Quarter 2010 Results

Net revenues for the first quarter of 2010 were $78.0 million, Consolidated Property Adjusted EBITDA was $26.5 million and Consolidated Adjusted EBITDA was $25.0 million.  For the first quarter of 2009, consolidated revenues were $72.0 million, Consolidated Property Adjusted EBITDA was $24.1 million and Consolidated Adjusted EBITDA was $22.5 million.

For the first quarter 2010, on a generally accepted accounting principles (“GAAP”) basis, the Company reported net income of $1.8 million.  Net income for the first quarter 2009 on a GAAP basis was $3.8 million.

Property Highlights

Diamond Jo Dubuque

Net revenues at DJL for the first quarter of 2010 declined to $17.3 million from $19.7 million in the first quarter of 2009 primarily due to disruptions from record snowfall in Dubuque, enhanced competition from the closest competitor which had undergone construction in the first quarter of 2009, and a stabilization of market share since the opening of DJL’s land-based facility in December 2008.  Net revenues for the first quarter of 2010 include casino revenues of $16.9 million and food and beverage and other revenues of $2.7 million, less promotional allowances of $2.3 million.  Adjusted EBITDA at DJL for the first quarter of 2010 decreased to $5.9 million from $6.5 million for the first quarter of 2009; however, continued cost containment programs resulted in a 110 basis point increase in Adjusted EBITDA margin to 34.2% for the quarter.

Diamond Jo Worth

Net revenues at DJW during the first quarter of 2010 were $21.2 million, an increase of $1.1 million from $20.1 million in the first quarter of 2009.  Net revenues include casino revenues of $20.0 million, food and beverage revenues of $1.2 million, other revenues (primarily related to gasoline and merchandise sales at the convenience store located adjacent to the casino) of $1.6 million, less promotional allowances of $1.6 million.  Adjusted EBITDA at DJW increased $1.0 million to $8.8 million in the first quarter of 2010 from $7.8 million in the first quarter of 2009.

An independent third party developer and operator will soon begin construction on a new 60-room hotel in close proximity to the DJW casino.  Groundbreaking on the new hotel is expected to take place this month, and the hotel is expected to be completed in 2011.

Evangeline Downs Racetrack and Casino

For the first quarter of 2010, EVD's net revenues were $27.4 million, a decrease of $4.8 million from $32.2 million in the first quarter of 2009 due primarily to continued weakness in the Louisiana gaming market.  Net revenues for the quarter include casino revenues of $24.0 million, racing and off-track betting revenues of $2.5 million, video poker revenues of $1.2 million, and food and beverage and other revenues of $2.6 million, less promotional allowances of $2.9 million. Adjusted EBITDA at EVD during the first quarter of 2010 was $7.9 million, a decline of $1.9 million from $9.8 million in the first quarter of 2009.

An independent third party operator is currently constructing an approximately 100-room hotel adjacent to EVD’s racino. The hotel is expected to include at least 25 suites, five meeting rooms and an indoor pool and is expected to be completed in early fourth quarter 2010.  In May 2010, the Company expects to open its fifth off-track betting parlor (“OTB”) which will be located in St. Martinville Parish, Louisiana.  This new OTB will offer pari-mutuel wagering and food and beverage options upon opening and expects to begin operating approximately 66 video poker games in July.

Amelia Belle Casino

On October 22, 2009, PGL acquired the Amelia Belle Casino, in Amelia, Louisiana, which is located in the south-central part of the state.  For the first quarter of 2010, net revenues at ABC were $12.2 million.  Net revenues for the quarter include casino revenues of $13.1 million and food and beverage and other revenues of $1.1 million, less promotional allowances of $2.0 million.  Adjusted EBITDA at ABC during the first quarter of 2010 was $3.8 million.

General Corporate

General corporate Adjusted EBITDA was $(1.6) million for the first quarter of 2010, comparable with the same period in 2009.

Liquidity and Capital Resources

The Company ended the first quarter of 2010 with $21.9 million in cash and cash equivalents on hand, and $8.8 million in restricted cash. Total debt outstanding was $539.2 million. After taking into account outstanding letters of credit, the Company had $56.8 million available under its $58.5 million revolving credit facility at March 31, 2010.

During the first quarter of 2010, the Company had cash outflows of $7.8 million related to capital expenditures. Of this amount, $2.1 million related to the development of the event center and construction of a new OTB by EVD and $3.1 million related to renovations at ABC.  The Company had maintenance capital expenditures at its four properties of approximately $2.6 million in the aggregate.

Non-GAAP Financial Measures

We define EBITDA as earnings before interest, taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted, as applicable, for non-cash equity based compensation, development expense, pre-opening expense, affiliate management fees and gain or loss on disposal of assets. We define Consolidated Adjusted EBITDA as the Adjusted EBITDA of the Company on a consolidated basis.  We define Consolidated Property Adjusted EBITDA as the sum of Adjusted EBITDA of each of our gaming properties at EVD, DJW, DJL and ABC. We believe that Consolidated Adjusted EBITDA and Consolidated Property Adjusted EBITDA are useful measures in evaluating our operating performance because (i) our investors and other interested parties use these measures as a measure of financial performance and debt service capabilities, (ii) our management uses these measures for internal planning purposes, including evaluating aspects of our operating budget, our ability to meet future debt service, and our capital expenditure and working capital requirements, and (iii) our board of managers and management use these measures for determining certain management compensation targets and thresholds. We believe that Consolidated Adjusted EBITDA and Consolidated Property Adjusted EBITDA are more useful for these purposes than EBITDA because their use facilitates measuring operating performance on a more consistent basis by removing the impact of certain items not directly resulting from the operation of our business in the ordinary course.

However, EBITDA, Adjusted EBITDA, Consolidated Adjusted EBITDA and Consolidated Property Adjusted EBITDA are not measures of financial performance under GAAP. Accordingly, the use of these measures should not be construed as an alternative to operating income, as an indicator of the Company's operating performance, or as an alternative to cash flow from operating activities, as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. The Company has significant uses of cash, including capital expenditures, interest payments and debt principal repayments, which are not reflected in Consolidated Adjusted EBITDA or Consolidated Property Adjusted EBITDA.

Because Consolidated Adjusted EBITDA and Consolidated Property Adjusted EBITDA exclude some items that affect net income, the use of these measures may vary among companies and may not be comparable to similarly titled measures of other companies.

A reconciliation of Consolidated Property Adjusted EBITDA and Consolidated Adjusted EBITDA to net income on a GAAP basis is provided at the end of this release.

Peninsula Gaming, LLC
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
REVENUES:
Casino	$73,919	$65,757
Racing	2,522	3,026
Video poker	1,187	1,584
Food and beverage	6,399	5,778
Other	2,780	2,341
Less promotional allowances	(8,806)	(6,516)
Total net revenues	78,001	71,970

EXPENSES:
Casino	30,608	27,390
Racing	2,441	2,884
Video poker	879	1,062
Food and beverage	3,981	4,301
Other	1,698	1,484
Selling, general and administrative	13,444	12,762
Depreciation and amortization	7,367	6,065
Pre-opening expense	10	-
Development expense	48	82
Affiliate management fees	1,435	1,318
Loss on disposal of assets	9	81
Total expenses	61,920	57,429

INCOME FROM OPERATIONS	16,081	14,541

OTHER INCOME (EXPENSE):
Interest income	539	508
Interest expense, net of amounts capitalized	(14,855)	(11,250)
Total other expense	(14,316)	(10,742)

NET INCOME	$1,765	$3,799

Peninsula Gaming, LLC
Supplemental Data Schedule (Unaudited)
(In thousands)

The following is a reconciliation of Consolidated Property Adjusted EBITDA and Consolidated Adjusted EBITDA to Net Income:

	Three Months Ended March 31,
	2010	2009
Adjusted EBITDA by Property
Diamond Jo Dubuque	$5,912	$6,536
Diamond Jo Worth	8,843	7,800
Evangeline Downs	7,912	9,785
Amelia Belle	3,842	-
Consolidated Property Adjusted EBITDA (1)	26,509	24,121
General corporate	(1,559)	(1,615)
Consolidated Adjusted EBITDA (1)	24,950	22,506
Non-cash equity based compensation	-	(419)
Depreciation and amortization	(7,367)	(6,065)
Pre-opening expense	(10)	-
Development expense	(48)	(82)
Affiliate management fees	(1,435)	(1,318)
Loss on disposal of assets	(9)	(81)
Interest expense, net	(14,316)	(10,742)
Net income	$1,765	$3,799
  __________________

(1)
See “Non-GAAP Financial Measures” for a definition of Adjusted EBITDA, Consolidated Adjusted EBITDA and Consolidated Property Adjusted EBITDA and more information relating to such non-GAAP financial measures.